Exhibit 99.1

Inspira™ Expands HYLA™ Blood Sensor Technology into Personalized Blood Lab Testing for Rapid Detection of Serious Medical Conditions

RA’ANANA, Israel– December 10, 2024 – Inspira Technologies Oxy B.H.N. Ltd. (NASDAQ: IINN, IINNW), (“Inspira Technologies” or the “Company”), a groundbreaking life support technology company, revealed the expansion of its HYLA blood sensor technology (“HYLA”) into an immediate personalized Blood Lab Test, aimed at performing real-time patient blood work for the rapid detection in minutes of the potential development of an underlying life-threatening medical condition.

The HYLA business model is designed to replace the need for nurses to take intermittent physical blood samples from patients undergoing extracorporeal procedures by providing patient blood work with pre-determined setup options, or alternatively, supporting physical immediate intermittent blood work testing and analysis. The HYLA is expected to be used near a patient’s bed in ER’s, ICU’s, Medical Units and in operating rooms, with the potential to replace expensive equipment, eliminate the need for blood cartridges and dependency on central labs and reduce the burden on hospital staff. The HYLA technology could also potentially reduce countless tests performed each year where valuable time is often lost between the time of ordering a blood test and when test results are received, which can impact patient treatment and outcomes.

The HYLA is undergoing clinical evaluations in Sheba Hospital (Ranked 9th in the world by Newsweek™ magazine) in patients undergoing open-heart procedures, in preparation of the Company’s planned U.S. Food and Drug Administration (“FDA”) submission of the first configuration of the HYLA in 2025.

“Our plans to use HYLA to perform blood work without the need to take physical blood samples is part of a broader business strategy,” said Dagi Ben-Noon, CEO of Inspira Technologies. “The core technologies of the INSPIRA ART are progressing, with the Company currently performing a clinical evaluation of the HYLA blood technology at Sheba hospital, with results expected to be revealed in the near future.”

Inspira™ Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the life support and respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA™ ART), a groundbreaking device poised to revolutionize the $19 billion mechanical ventilation market. With 20 million intensive care unit patients with acute respiratory failure each year, many of whom rely on mechanical ventilators, the INSPIRA ART offers a potential alternative by elevating and stabilizing decreasing oxygen saturation levels in minutes without a ventilators, with patient being awake during treatment. The INSPIRA ART is being equipped with the HYLA™ blood sensor technology, a real-time continuous blood monitoring technology, aiming to alert physicians of changes in a patient’s condition without the need for intermittent actual blood samples, and potentially supporting physicians in making informed decisions.

The Company’s INSPIRA™ ART100 system has obtained FDA 510(k) clearance for use in Cardiopulmonary Bypass procedures, along with the Israeli AMAR certification for both Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products and technologies, including the INSPIRA ART also known as the INSPIRA™ ART500 or Gen 2, the INSPIRA™ Cardi-ART portable modular device, VORTX orbiting Oxygen Delivery System and HYLA™ blood sensor, are currently being designed and developed, and have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential use and design of its products and technologies, the expected timing of its FDA submission and the potential size of its target market and that its development of innovative life support technology could disrupt the $19 billion mechanical ventilation market. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov.

Contact:

For more information, contact:

Inspira Technologies – Media Relations

Email: info@inspirao2.com

Phone: +972-9-9664485

MRK-ARS-124

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